News Release TSX-V: PDO 09-05 May 27, 2009

PORTAL TERMINATES ARROYO VERDE OPTION

Portal Resources Ltd. (TSX-V: PDO) announces that it has terminated the Arroyo Verde Option agreement under Portal Resources Ltd’s wholly-owned subsidiary El Portal de Oro S.A., an Argentinean company, which was earning the interest.  The Arroyo Verde property is located in Chubut Province, Patagonia, Argentina.

The Arroyo Verde property was explored for a low-sulphidation, gold-silver quartz vein and porphyry molybdenum systems.  Portal’s exploration programs, which consisted of mapping, geochemistry, geophysics and drilling were successful in defining a relatively small high-grade gold-silver resource within the Principal quartz vein and discovering a large, hidden porphyry molybdenum system named Refugio-Porvenir.

The outlined resources did not meet the corporate criteria for further exploration or development and therefore it was decided to return the project to the owner.

Portal is actively pursuing exploration and development opportunities in Mexico, USA and Canada.  Presently, the company has $1.6 Million in the treasury.

Portal Resources Ltd. was founded in 1999 and is based in Vancouver, Canada with a focus on the exploration, development and exploitation of natural resources in North America.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.” This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.

For further information contact: Dan Gibbons or David Hottman

Telephone: 604-629-1929 t Facsimile:  604-629-1930 t E-mail: info@portalresources.net

Or visit our website at www.portalresources.net